

December 21, 2011

Via E-mail
Lisa Washington
Chief Legal Officer
Atlas Energy, L.P.
1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103

> **Re: Atlas Resource Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 1, 2011**
> **File No. 1-35317**

Dear Ms. Washington:

We have reviewed your amended filing and letter dated December 1, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

2.   We remind you of comments 4, 6 and 10 in our letter dated November 15, 2011.

3.   We note your response to comment 8 in our letter dated November 15, 2011. Please include additional analysis with respect to why you believe that the registrant has met the

Lisa Washington
Atlas Resource Partners, L.P.
December 21, 2011
Page 2

condition set forth in Staff Legal Bulletin No. 4 that there is a valid business purpose for the spin-off. In that regard, we note the following:

- Atlas Energy, L.P. is only distributing twenty percent of the registrant's limited partnership interests;

- Atlas Energy, L.P. has held the assets that will be contributed to the registrant for less than one year; and

- the registrant and Atlas Energy, L.P. (or its affiliates) will share common management after the distribution.

Please confirm that, after the distribution, Atlas Energy, L.P. and the registrant will be conducted as separate businesses. In your response, please address the extent to which Atlas Energy, L.P. and the registrant may conduct business with each other after the distribution, including, without limitation, whether there are any agreements that require them to do business with one another. In addition, please address whether the businesses of Atlas Energy, L.P. and the registrant will be financially dependent on each other. Please include in your response a reference to all guidance that you believe to be applicable, including relevant no-action letters.

4.   We are reviewing the information that you provided in response to comment 13 from our letter dated November 15, 2011, and may have further comments upon completion of such review.

Information Statement Summary, page 9

5.   We note your disclosure providing gross margin amounts for all periods presented excludes depreciation, depletion and amortization. Please remove this disclosure or include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure and provide a reconciliation of the differences between this non-GAAP measure and the most directly comparable GAAP measure. In addition, include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant's financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure.

Natural Gas and Oil Leases, page 124

6.   We note your response to prior comment 30 which indicates that you do not have any significant existing undeveloped acreage. Please clarify why your disclosure on page 10 reflects 271,938 of undeveloped acreage. In addition, tell us why your disclosure of

developed and undeveloped net acreage on this page does not correspond to your disclosure of the same information on page 128.

7.   We note your response to prior comment 41 which indicates that the related contracts qualify for the normal purchase and normal sale pursuant to ASC 815-10-15. Please tell us and disclose how you calculate the related receivables when initially recorded. In addition, please tell us how you account for any differences in the amount of receivables initially recorded and ultimately received. Refer to Item VII of the September 25, 2002 meeting of the AICPA SEC Regulations Committee which can be accessed at: http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Executive Compensation, page 146

8.   We note your response to comment 33 in our letter dated November 15, 2011. Please provide disclosure contemplated by Item 402 of Regulation S-K regarding the compensation of the officers and directors of your general partner. In that regard, we note your disclosure at page 139 that you reimburse your general partner and its affiliates, including Atlas Energy, for all expenses incurred on your behalf, including the costs of employee, officer and managing board member compensation and benefits properly allocable to you. We note also that certain of your officers have also served as officers of Atlas Energy's general partner or other affiliates. As a result, it appears that information regarding historical compensation and compensation policies with respect to certain of your officers and directors are material to an understanding of the future expenses that will be allocated to the registrant.

9.   We note that certain of your officers have served as officers of Atlas Energy GP, LLC. Please revise your filing to describe the relationship of such entity to Atlas Energy, L.P. and the registrant.

Certain Relationships and Related Transactions, page 152

10.   We note your response to comment 34 in our letter dated November 15, 2011 that further disclosure is not required and that you removed the references to advances from Atlas Energy. Please provide the basis for not including disclosure in this section relating to the advances from affiliates referenced in your financial statements, for example, at page F-38.

Certain U.S. Federal Income Tax Matters, page 180

11.   We note your response to comment 37 in our letter dated November 15, 2010, and reissue such comment in part. We note your statement at page 182 that if you were taxable as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, the unitholders will be

subject to special tax rules not discussed in the summary provided in your filing. Please revise your filing to disclose all material information regarding such special tax rules, including all material risks, if any. In the alternative, please confirm that you have disclosed all related risks that are material.

Note 2 – Summary of Significant Accounting Policies, page F-18

Principles of Consolidation and Combination, page F-18

12.   We have read your response to prior comment 39 and consulted with the Division of Corporation Finance's Office of Chief Accountant regarding this matter. As your response indicates, we did not object to the presentation of statements of revenues and direct expenses to satisfy the requirements of Rule 3-05 of Regulation S-X within the Form 8-K filed by Atlas Pipeline Holdings, L.P. However, within the Form 10 Atlas Energy E&P Operations represent a predecessor business for which full financial statements should be presented. Please comply with the guidance of SAB Topic 1:B:1 and revise your filing to include the full financial statements of this predecessor for all applicable periods.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       David K. Lam
       Wachtell, Lipton, Rosen & Katz